Annual General Meeting of BiondVax Pharmaceuticals Ltd.

Date: May 16, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda

Proposal	For	Against	Abstain
1. To approve the re-election of Mark Germain to the board of directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
2. To approve the re-election of Dr. George Lowell to the board of directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
3. To approve a 2021 cash bonus for Amir Reichman, Chief Executive Officer of the Company.	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 3 above (response required for vote to be counted)?	☐	☐	
	For	**Against**	**Abstain**
4. To approve a 2021 cash bonus for Elad Mark, Chief Operating Officer of the Company.	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above (response required for vote to be counted)?	☐	☐	
	For	**Against**	**Abstain**
5. To approve a 2021 cash bonus for Dr. Tamar Ben-Yedidya, Chief Scientific Officer of the Company.	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above (response required for vote to be counted)?	☐	☐	
	For	**Against**	**Abstain**
6. To approve a one-time payment to Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company.	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 6 above (response required for vote to be counted)?	☐	☐	
	For	**Against**	**Abstain**
7. To approve a 2022 cash bonus plan for Mr. Reichman based on the achievement of certain Company milestones.	☐	☐	☐
	Yes	**No**	
Are you a controlling shareholder or do you have a personal interest in approval of proposal 7 above (response required for vote to be counted)?	☐	☐	
	For	**Against**	**Abstain**
8. To approve certain amendments to the Company's service agreement with Mr. Germain.	☐	☐	☐
9. To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year 2022 and for an additional period until the next annual meeting.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of BiondVax Pharmaceuticals Ltd. to be held May 16, 2022 For Holders as of April 11, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 5:00 p.m. EST on May 10, 2022.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on May 10, 2022)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **April 11, 2022** at the **Annual General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **May 16, 2022** at 4:00 pm (Israeli time), in the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903